SCHEDULE 13D

Amendment No. 1
Pittencrieff Communications, Inc.
Common Stock
Cusip # 724514104
Filing Fee: No


Cusip # 724514104
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	11,095,860
Item 8:	None
Item 9:	6,373,378
Item 10:	None
Item 11:	11,095,860
Item 13:	42.49%
Item 14:	HC


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	This statement relates to shares of the Common Stock, $0.01 par value (the "Shares") of Pittencrieff Communications, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1 Village Drive, Suite 500, Abilene, TX 79606.

Item 2.	Identity and Background.

	This statement is being filed by FMR Corp., a Massachusetts corporation ("FMR"). FMR is a holding company. One of FMR's principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment advisor which is registered under Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors. The principal offices of FMR and Fidelity are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR representing approximately 49% of the voting power of FMR. Mr. Johnson 3d owns approximately 12% and Abigail Johnson owns approximately 24.5% of the aggregate outstanding voting stock of FMR. Mr. Johnson 3d is Chairman of FMR. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	Advanced MobileComm, Inc. ("AMI") directly and indirectly through its subsidiaries invests in telecommunication and technology businesses. AMI is a direct subsidiary of Fidelity.
The principal offices of AMI are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	The Shares to which this statement relates are beneficially owned by AMI.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	AMI received 6,873,378 Shares pursuant to a Contribution Agreement dated as of September 5, 1995, as amended (the "Contribution Agreement") which provided, among other things, for the contribution to the Company by AMI of (i) all of the stock of certain Subsidiaries of AMI which are engaged in the Specialized Mobile Radio ("SMR") business and (ii) certain of AMI's directly owned SMR assets. In addition to the 6,873,378 Shares beneficially acquired by AMI, AMI has voting rights pursuant to a Voting Agreement and Proxy (the "Voting Agreement") over an additional 4,722,481 Shares which were acquired by third parties. The third parties, identified on the signature page and Schedule I of the Voting Agreement incorporated by reference herein (collectively with AMI referred to herein and in the documents attached as Exhibits hereto as the "Sellers"), acquired their respective Shares pursuant to the Contribution Agreement in exchange for the contribution to the Company by said third party Sellers of (i) all of the stock of various corporations engaged in the SMR business and/or (ii) SMR assets.

	On May 17, 1996, AMI gifted 500,000 Shares through a privately negotiated charitable contribution. For the purpose of this transaction, the Shares were valued at $6.84 per Share. The value of this transaction was approximately $3,422,000.

Item 4.	Purpose of Transaction.

	AMI's purpose in acquiring the Shares (see Item 5 below) was to acquire an equity interest in the Company.

	AMI intends to review continuously its equity position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, AMI may determine to increase or decrease the equity interest in the Company by acquiring additional Shares or, subject to certain contractual and other restrictions, by disposing of all or a portion of the Shares.

	AMI has no present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure,
(iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination or its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	(a)	FMR beneficially owns indirectly through Fidelity and
AMI, 6,373,378 Shares, or approximately 25.12% of the outstanding Shares of the Company and AMI has the right pursuant to the Voting Agreement to vote an additional 4,722,481 shares or approximately 18.08% of the Shares of Company for beneficial ownership by FMR, Fidelity and AMI of 11,095,860 Shares or approximately 42.49% of the Company. Neither FMR, Fidelity, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons name in Schedule A hereto, beneficially owns any other Shares.

	(b)	FMR, through its control of Fidelity and AMI, has sole
power to vote and to dispose of the 6,373,378 Shares owned by the AMI and the right to vote an additional 4,722,481 Shares pursuant to the Voting Agreement.

	(c)	Except as set forth in Schedule B, neither FMR, or any
of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto, has effected any transaction in Shares during the past sixty (60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	Neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto, has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

	Pursuant to Section 11, Page 58 of the Contribution
Agreement, the Sellers have certain preemptive rights with respect to future proposed offerings by the Company of its common stock.

	In connection with the Contribution Agreement, the Sellers have entered into (i) a so-called "Internal" Contribution Agreement setting forth the allocation among the Sellers of the Company's shares received by the Sellers in the transactions contemplated by the Contribution Agreement (ii) an Escrow Agreement pursuant to which 25% of the shares acquired by the Sellers are held in escrow as security for each Seller's obligation to indemnify each of the other Sellers for breaches of representations and warranties made jointly and severally by the Sellers in the Contribution Agreement and (iii) the Voting Agreement pursuant to which AMI has the right to vote 4,722,481 of the Shares acquired by the other Sellers.

	FMR has advanced the Company $1,000,000 in connection with the Company's participation (through a wholly-owned subsidiary) in certain Federal Communications Commission ("FCC") radio spectrum auctions. The disposition of any assets which the Company may acquire as a result of its participation in the present and/or any subsequent FCC auctions may be restricted by the terms of the agreement between FMR and the Company governing the current advance and any future advances by FMR or its affiliates to the Company.

	FMR is negotiating a credit agreement with the Company, pursuant to which FMR or its affiliates would make available to the Company a revolving credit facility of up to $10,000,000 for certain targeted corporate purposes such as business and spectrum acquisitions, capital additions to the Company's equipment and facilities and working capital. In connection with this credit facility, AMI or its affiliates may acquire warrants to purchase up to 500,000 additional shares of the common stock of the Company.

Item 7.	Material to be Filed as Exhibits.

	Contribution Agreement
	Escrow Agreement
	Voting Agreement and Proxy
	Internal Contribution Agreement

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.


DATE:	July 18, 1996	By:	/s/Arthur
Loring
	Arthur S. Loring
	Vice President, Legal & Assistant
Clerk


						Advanced MobileComm, Inc.


DATE:	July 2, 1996	By:	/s/James
P. Hynes
	James P. Hynes
	Executive Vice President -
Director


SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,
	Chairman of the
Director, CEO	Board and CEO, FMR
Chairman &
Mng. Director

J. Gary Burkhead	Director	President-Fidelity

Caleb Loring, Jr.	Director,	Director, FMR
	Mng. Director

James C. Curvey	Director, 	Sr. V.P., FMR
	Sr. V.P.

William L. Byrnes	Vice Chairman	Vice Chairman, FIL
Director & Mng.
Director

Abigail P. Johnson	Director	Portfolio Mgr-
				Fidelity
Management & Research
		Company

Robert C. Pozen	Sr. V.P. & Gen'l	Sr. V.P. & Gen'l
	Counsel	Counsel, FMR

David C. Weinstein	Sr. Vice President	Sr. Vice President
Administration	Administration

Gerald M. Lieberman	Sr. Vice Pres. - 	Sr. Vice Pres. -
Chief Financial	Chief Financial
Officer	Officer

Mark A. Peterson	Exec. Vice President	Exec. Vice President

John J. Remondi	Sr. Vice President	Sr. Vice President